UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 390th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 29th, 2019

1.         DATE, TIME AND PLACE: At 9:00 a.m., on November 29th 2019, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve CPFL Energia S.A. (“Company”) Strategic Planning for the period from 2020 to 2024; and to take cognizance of the Non-Regulated Business Development Plan.

(iii) To recommend, in terms of Resolution N. 2019332-C, the favorable vote to its representatives in the deliberative bodies of its subsidiary companies, below mentioned, to:

(a) take cognizance of such subsidiary companies’ Interim Balance Sheets, corresponding to the semester concluded on June 30th 2019, which presented a Positive Result,

(b) approval of the respective Interim Balance Sheet, in which a Positive Result was identified, of which 5% (five percent) shall be allocated to Legal Reserve whenever applicable; and

(c) approval of the declaration and distribution of the remaining balance as interim dividends, to be attributed to the mandatory minimum dividends for the fiscal year of 2019 and to be paid to the shareholders/partners until December 31st, 2019, considering the Results presented in the Interim Balance Sheet, as follows:

(c.i) For PCH HOLDING S.A. (“PCH Holding”) the amount of R$ 23,856,344.66 (twenty-three million, eight hundred and fifty-six thousand, three hundred and forty-four reais and sixty-six cents);

(c.ii) For CHIMAY EMPREENDIMENTOS E PARTICIPACOES LTDA. (“Chimay”) the amount of R$ 12,124,331.90 (twelve million, one hundred and twenty-four thousand, three hundred and thirty-one reais and ninety cents);

(c.iii) For SPE ALTO IRANI ENERGIA S.A. (“Alto Irani”) the amount of R$ 5,920,000.00 (five million, nine hundred and twenty thousand reais), conditioned to the resignation and expressed consent by the preferred shareholder Banco J. Safra S.A;

(c.iv) For CPFL BIO IPE LTDA. (“Bio Ipê”) the amount of R$ 4,264,443.31 (four million, two hundred and sixty-four thousand, four hundred and forty-three reais and thirty-one cents);

(c.v) For SPE BARRA DA PACIÊNCIA ENERGIA S.A. (“Barra da Paciência”) the amount of R$ 3,521,848.05 (three million, five hundred and twenty-one thousand, eight hundred and forty-eight reais and five cents);

(c.vi) For SPE PAIOL ENERGIA S.A. (“Paiol”) the amount of R$ 2,553,817.35 (two million, five hundred and fifty-three thousand, eight hundred and seventeen reais and thirty-five cents);

(c.vii) For SPE SALTO GOES ENERGIA S.A. (“Salto Góes”) the amount of R$ 1,947,609.29 (one million, nine hundred and forty-seven thousand, six hundred and nine reais and twenty-nine cents);

(c.viii) For SPE NINHO DA AGUIA ENERGIA S.A. (“Ninho da Águia”) the amount of R$ 1,694,436.06 (one million, six hundred and ninety-four thousand, four hundred and thirty-six reais and six cents);

(c.ix) For SPE CORRENTE GRANDE ENERGIA S.A. (“Corrente Grande”) the amount of R$ 1,622,143.52 (one million, six hundred and twenty-two thousand, one hundred and forty-three reais and fifty-two cents);

(c.x) For VENTOS DE SANTO DIMAS ENERGIAS RENOVAVEIS S.A. (“Santo Dimas”) the amount of R$ 1,294,581.26 (one million, two hundred and ninety-four thousand, five hundred and eighty-one reais and twenty-six cents);

(c.xi) For SPE COCAIS GRANDE ENERGIA S.A. (“Cocais Grande”) the amount of R$ 957,312.15 (nine hundred and fifty-seven thousand, three hundred and twelve reais and fifteen cents);

(c.xii) For CPFL SUL CENTRAIS ELéTRICAS LTDA. (“Sul Centrais”) the amount of R$ 944,295.34 (nine hundred and forty-four thousand, two hundred and ninety-five reais and thirty-four cents);

(c.xiii) For SPE VARZEA ALEGRE ENERGIA S.A. (“Várzea Alegre”) the amount of R$ 921,379.49 (nine hundred and twenty-one thousand, three hundred and seventy-nine reais and forty-nine cents);

(c.xiv) For COMPANHIA ENERGETICA NOVO HORIZONTE (“Novo Horizonte”) the amount of R$ 615,863.72 (six hundred and fifteen thousand, eight hundred and sixty-three reais and seventy-two cents);

(c.xv) For ATLÂNTICA II PARQUE EÓLICO S.A. (“Atlântica II”) the amount of R$ 252,417.81 (two hundred and fifty-two thousand, four hundred and seventeen reais and eighty-one cents);

(c.xvi) For CAMPOS DOS VENTOS V ENERGIAS RENOVÁVEIS S.A. (“Campos dos Ventos V”) the amount of R$ 209,908.50 (two hundred and nine thousand, nine hundred and eight reais and fifty cents);

(c.xvii) For ATLÂNTICA V PARQUE EOLICO S.A. (“Atlântica V”) the amount of R$ 166,824.55 (one hundred and sixty-six thousand, eight hundred and twenty-four reais and fifty-five cents);

(c.xviii) For CPFL BIO PEDRA LTDA. (“Bio Pedra”) the amount of R$ 12,428,086.03 (twelve million, four hundred and twenty-eight thousand, eighty-six reais and three cents);

(c.xix) For MOHINI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. (“Mohini”) the amount of R$ 11,477,471.31 (eleven million, four hundred and seventy seven thousand, four hundred and seventy-one reais and thirty-one cents);

(c.xx) For JAYADITYA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. (“Jayaditya”) the amount of R$ 5,008,270.84 (five million, eight thousand, two hundred and seventy reais and eighty-four cents);

(c.xxi) For COMPANHIA HIDROELETRICA FIGUEIROPOLIS (“Figueirópolis”) the amount of R$ 3,740,000.00 (three million, seven hundred and forty thousand reais), conditioned to the resignation and expressed consent by the preferred shareholder Banco J. Safra S.A.;

(c.xxii) For SANTA LUZIA ENERGETICA S.A. (“Santa Luzia”) the amount of R$ 2,312,217.40 (two million, three hundred and twelve thousand, two hundred and seventeen reais and forty cents);

(c.xxiii) For CPFL BIO BURITI LTDA. (“Bio Buriti”) the amount of R$ 2,139,840.98 (two million, one hundred and thirty-nine thousand, eight hundred and forty reais and ninety-eight cents);

(c.xxiv) For SANTA URSULA ENERGIAS RENOVAVEIS S.A. (“Santa Úrsula”) the amount of R$ 2,054,602.84 (two million, fifty-four thousand, six hundred, and two reais and eighty-four cents);

(c.xxv) For SPE BIO COOPCANA S.A. (“Bio Coopcana”) the amount of R$ 1,904,695.42 (one million, nine hundred and four thousand, six hundred and ninety-five reais and forty-two cents);

(c.xxvi) For SPE SAO GONCALO ENERGIA S.A. (“São Gonçalo”) the amount of R$ 1,623,063.70 (one million, six hundred and twenty-three thousand, sixty-three reais and seventy cents);

(c.xxvii) For SPE ARVOREDO ENERGIA S.A. (“Arvoredo”) the amount of R$ 1,514,643.96 (one million, five hundred and fourteen thousand, six hundred and forty-three reais and ninety-six cents);

(c.xxviii) For SPE VARGINHA ENERGIA S.A. (“Varginha”) the amount of R$ 968,555.53 (nine hundred and sixty-eight thousand, five hundred and fifty-five reais and fifty-three cents);

(c.xxix) For SAO BENEDITO ENERGIAS RENOVAVEIS S.A. (“São Benedito”) the amount of R$ 577,920.82 (five hundred and seventy-seven thousand, nine hundred and twenty reais and eighty-two cents);

(c.xxx) For ATLANTICA I PARQUE EOLICO S.A. (“Atlântica I”) the amount of R$ 350,900.13 (three hundred and fifty thousand, nine hundred reais and thirteen cents);

(c.xxxi) For EOLICA PARACURU GERACAO E COMERCIALIZACAO DE ENERGIA S.A. (“Eólica Paracuru”) the amount of R$ 291,043.15 (two hundred and ninety-one thousand, forty-three reais and fifteen cents); and

(c.xxxii) For SPE PEDRA PRETA ENERGIA S/A (“Pedra Preta”) the amount of R$ 110,825.11 (one hundred and ten thousand, eight hundred and twenty-five reais and eleven cents).

(iv) To recommend, in terms of Resolution N. 2019323-C, the favorable vote to its representatives in the deliberative bodies of its controlled companies, for:

(a) the approval of the execution of new contracts for the provision of Meter Reading and Bill Delivery services for Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Companhia Jaguari de Energia (“CPFL Santa Cruz”) (altogether “Distribution Companies”); and

(b) the authorization for CPFL Energia’s Board of Executive Officers to approve the possible execution of amendments to increase the Global Value of the hiring on up to 25% (twenty-five percent) in case of confirmed increase in the amount of the hiring services, or the inclusion of new companies of CPFL Group, remaining unaltered the other commercial conditions.

(v) To recommend, in terms of Resolution N. 2019331-C, the favorable vote to its representatives in the deliberative bodies of its controlled companies, for:

(a) the approval of the execution of new contracts for the provision of Commercial Losses Recovery services for CPFL Paulista and CPFL Piratininga (altogether “Distribution Companies”), and

(b) authorization for CPFL Energia’s Board of Executive Officers to approve an eventual execution of amendments to increase the Global Value of the hiring of up to 25% (twenty-five percent) in case of confirmed increase in the amount of the hiring services, or the inclusion of new companies of CPFL Group, remaining unaltered the other commercial conditions.

(vi) To approve, in terms of Resolution N. 2019330-E, the Company's Corporate Calendar for the year of 2020.

(vii) To approve, in terms of Resolution N. 2019337-C, replacing Resolution N. 2019318-C, CPFL Energia’s budget from 2020 to 2024.

The following items were presented: (a) Monthly Results (October/2019); (b) Monthly Health and Safety Report; (c) Business Development Follow Up; (d) Presentation of the Sustainability Plan 2020-2024; (e) Report of Tariff Review (CPFL Piratininga); (f) Projects Status - Shared Generation Consortium: (f.i) Shared Generation Model; (f.ii) Construction of PPV; (g) Demobilization Study; (h) Market Limit Renewal; and (i) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, November 29th, 2019.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 5, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.